Unilever PLC Voting Rights and Capital Update The following notification is made in accordance with the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rule 5.6.1. Unilever PLC’s issued share capital as at 31 July 2022 consisted of 2,629,243,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 80,778,617 were held as treasury shares and 3,141,367 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the “Unilever Group Shares”). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 July 2022, there were 2,545,323,788 shares with voting rights. The figure of 2,545,323,788 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. CAUTIONARY STATEMENT This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward- looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.